September 14, 2006

VIA EDGAR

Tia Jenkins

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ameripath, Inc.

Form 10-K for the year ended December 31, 2005

Filed March 28, 2006

Form 8-K/A dated January 31, 2006

Filed April 12, 2006

Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006

Filed May 9, 2006 and August 14, 2006

File No. 333-17065

Dear Ms. Jenkins:

On behalf of Ameripath, Inc. (“Ameripath” or the “Company”), set forth below are responses to the comments of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) that appeared in your letter dated, August 22, 2006, with respect to the filings referenced above. For your convenience, the text of your comments is set forth below and our responses are followed in bold. In addition, where appropriate, we have included language setting forth the disclosure we would propose to make to address your comments. For your convenience, we have included the relevant text from our previous filings and set forth the changes that we would propose to make as marked text.

With this letter, Ameripath is requesting that the proposed disclosures stated below be made in our next quarterly filing, which will be a Form 10-Q for quarter ended September 30, 2006 and will be filed on or about November 15, 2006; our next annual filing, which will be a Form 10-K for the year ended December 31, 2006 and will be filed on or about March 28, 2007 and our subsequent periodic reports as applicable. We are making this request due to the fact that the Company is a voluntary filer that is not currently required to make periodic filings pursuant to the Exchange Act, but rather makes such filings pursuant to a contractual provision in the indenture governing the Company’s senior subordinated notes. The Company does not have any publicly-held equity securities. We appreciate the Commission’s review and consideration of this request.

December 31, 2005 Form 10-K

Item 1 – Business, page 1

Billing, page 6

1.	Please disclose whether the company’s services typically involve collection of co-payments from patients. If so, please describe the results of your collections for each period for services provided in which the co-payment was not made at the time the service was performed.

RESPONSE:

The Company does not see patients directly because all of our laboratory services are performed on specimens referred to us by referring physicians. As a result, we do not bill and collect co-payments from the patient at the time of the service. The Company’s services typically involve both billing and collection of co-payments and/or deductibles from the patients of the referring physicians. If a patient does not have insurance we will bill the patient directly; therefore, our patient accounts receivables include co-payments in addition to direct patient billing for services where the patient has no insurance coverage. We do not separate the collection efforts of our patient co-payments and/or deductibles from our direct patient billing data. It is not possible for us to break out the collection results of co-payments and/or deductibles from direct bills to patients.

PROPOSED DISCLOSURE:

Billing for laboratory services involves numerous parties and complex issues and procedures. Since we provide laboratory and physician services on specimens sent to us by the referring physician, we do not see the patient at the time of the service or collect co-payments and/or deductibles at the time of the service. Our laboratories and physicians bill various payors, such as patients (which bills may include direct bills as well as co-payments and/or deductibles), government programs, physicians, hospitals and managed care organizations, all of which have different requirements. Additionally, auditing for compliance with applicable laws and internal compliance policies adds further complexity to the billing process. See “Government Regulation—Reevaluations and Examination of Billing.”

Item 7 – Management’s Discussion and Analysis

2.	In view of the fact that your provision for doubtful accounts receivable was a significant percentage of revenues for the periods covered by the financial statements, please discuss the steps the company takes in collecting accounts receivable and your policy for determining when receivables are considered bad debts and ultimately written off. Please also discuss how the company estimates its allowance for bad debts including whether your billing systems generate aging schedules.

RESPONSE:

The Company’s billing systems generate detailed accounts receivable aging schedules by payor type and by location. The Company uses this information to monitor our contractual allowance by payor and bad debt by payor. The Company uses past experience on cash collections by payor to estimate its allowance for bad debts. The Company has a separate billing department to actively pursue payment from our various payors. We contact the various payors and communicate with them regularly regarding outstanding accounts receivables. Once the billing department believes all collection efforts have been exhausted, the applicable accounts receivable balance is ultimately written off.

PROPOSED DISCLOSURE:

Provision for Doubtful Accounts. We calculate our provision for doubtful accounts based upon our past collection experience by payor, past billing experience by payor, and outpatient versus inpatient revenue generated at the related lab. Provision for doubtful accounts is affected by our mix of revenue from outpatient and inpatient services. The provision for doubtful accounts typically is higher for inpatient services than for outpatient services due primarily to a larger concentration of indigent and private pay patients, greater difficulty gathering complete and accurate billing information and longer billing and collection cycles for inpatient services. Agings of accounts receivable are monitored by billing personnel and appropriate follow up procedures are performed.

We charge off accounts against the allowance for doubtful accounts when they are deemed to be uncollectible. Third party accounts are also charged off when they exceed the payor’s timely filing limits, and private pay patient accounts are charged off after all collection efforts have occurred. Management service revenue generally does not include a provision for doubtful accounts.

3.	Expand your discussion of the provision for doubtful accounts on pages 22 and 26 to quantify the changes in outpatient and inpatient revenues as a percentage of consolidated revenues, since this is given as “one of the primary reasons” for the reduction in the provision. Also, expand the discussion to address the other primary reasons. Discuss the underlying reasons for the changes, including the lower recoverability of CPC fees in the inpatient segment. Quantify the amount of CPC fees in each period and discuss the changes from period to period. Since the CPC fees frequently go unpaid, please explain how you recognize revenue for these charges.

RESPONSE:

As of December 31, 2005, our outpatient net revenues were 60.4% of consolidated net revenues and inpatient net revenues were 39.6% of consolidated net revenues, compared to our revenue mix as of December 31, 2004, where our outpatient net revenues were 53.7% of consolidated net revenues and our inpatient net revenues were 46.3% of consolidated net revenues. Our provisions for bad debts – outpatient as a percentage of our net outpatient revenues were approximately 9.8% in 2004 and 8.3% in 2005. Our provisions for doubtful accounts – clinical as a percentage of clinical (CPC) revenues were approximately 40% in both 2004 and 2005. Our provisions for bad debts – hospital as a percentage of hospital net revenues were approximately 17.5% in both 2004 and 2005.

PROPOSED DISCLOSURE:

Provision for Doubtful Accounts.

Our provision for doubtful accounts decreased by $2.7 million, or 3.6%, from $76.5 million for 2004 to $73.8 million for the same period in 2005. The provision for doubtful accounts as a percentage of net revenues decreased from 15.1% for 2004 to 13.1% for the same period in 2005. One of the primary reasons for the reduction in the provision for doubtful accounts as a percentage of revenues for the period ended December 31, 2005 compared to the period ended December 31, 2004 is the increase in outpatient revenues as a percentage of consolidated revenues. The provision for doubtful accounts on our outpatient revenues are lower than the provision for doubtful accounts on our inpatient revenues. As of December 31, 2005, our outpatient net revenues were 60.4% of consolidated net revenues and inpatient net revenues were 39.6% of consolidated net revenues, compared to our revenue mix as of December 31, 2004, where our outpatient net revenues were 53.7% of consolidated net revenues and our inpatient net revenues were 46.3% of consolidated net revenues. Our provisions for bad debts – outpatient as a percentage of our net outpatient revenues were approximately 9.8% in 2004 and 8.3% in 2005. Our provisions for doubtful accounts – clinical as a percentage of clinical (CPC) revenues were approximately 40% in both 2004 and 2005. Our provisions for bad debts – hospital as a percentage of hospital net revenues were approximately 17.5% in both 2004 and 2005.

Because substantially all of our revenues are derived from services for which our operations charge on a fee-for-service basis, we assume the financial risk related to collection. This includes potential write-offs of doubtful accounts and long collection cycles for accounts receivable, including reimbursements by third-party payors, such as government programs and managed care organizations. Our provision for doubtful accounts for the year 2005 was 13.1% of net revenues, with net revenues from outpatient and inpatient services having a provision for doubtful accounts of 8.3%

and 24.0%, respectively. The difference between our provision for doubtful accounts in each segment is principally due to the lower recoverability of CPC fees in the inpatient segment. Each of these fees is typically a de minimus amount that is billed directly to the insurance carrier or the patient and, as a result, frequently go unpaid. Our net CPC revenues are approximately $4.5 million per month and our related provision for doubtful accounts is approximately $1.8 million per month.

4.	Please explain your billing process and revenue recognition policies for outpatient services provided to indigent patients. On page 22, you state services provided to indigent patients contribute to a higher provision for doubtful accounts for inpatient services. However, it is not clear how the provision of these services would meet your revenue recognition criteria. If applicable, state the circumstances when service is provided to a patient where insurance is not verified prior to the service being performed and quantify the percentage of these encounters.

RESPONSE:

We perform services for indigent patients in the hospitals because we perform all biopsies for the hospital and don’t know what the insurance coverage is for the patient at the time the service is performed. We provide very few outpatient services for indigent patients because the referring physician usually provides the insurance information for the patient when the specimen is sent.

Item 8 – Financial Statements

Note 2, Summary of Significant Accounting Policies, page F-8

5.	Please tell us your basis under Chapter 3 of ARB 43 for the classification of restricted cash of approximately $26.7 million and $17.9 million as of December 31, 2005 and 2004, as current assets. It appears the related liabilities are classified as long-term, based on the discussion of the self insured claims liability on pages F-9 and F-10. Revise the disclosure on Page F-8 to clarify the nature and source of “premium revenue received by the Company’s insurance captive.”

RESPONSE:

The restricted cash balance that is held for our captive insurance needs could be used in a 12 month period if we had a large number of claims in a year. With this said, we believe it is properly classified as a current asset. The liabilities that make up the majority of our captive insurance liabilities are incurred but not reported claims (IBNR) and outstanding loss reserves (OSLR). The aforementioned restricted cash relates to our OSLR reserves and we will revise our disclosure to move the OSLR portion of our medical malpractice liability from long term liabilities to other current liabilities. The IBNR claims are long term, unknown, and not reported claims that should be classified as long term liabilities. The premium revenue received by the Company’s insurance captive is paid by Ameripath to insure itself for medical malpractice losses.

PROPOSED DISCLOSURE:

Restricted cash at December 31, 2005 and 2004 consists of approximately $26.7 million and $17.9 million, respectively, of premium revenue received by the Company’s insurance captive to be used for future insurance claims and expenses. The premium revenue received by the Company’s insurance captive is paid by the Company to insure itself for medical malpractice losses. The insurance captive was formed in 2002.

Note 8, Intangible Assets, page F-15

6.	Based on the guidance in paragraph 11 of SFAS 142, please tell us what factors the company used in determining that its hospital contracts will have a useful life of approximately 25 years. We note that such assets comprise more than 70% of intangible assets at year end.

RESPONSE:

The majority of our acquisitions relate to hospital based practices, the anatomic pathology hospital based side of our business, so the majority of our intangible assets relate to hospital contracts. Deloitte Financial Advisory Services, LLP (“Deloitte”) has performed valuation services for us pursuant to SFAS 141 and SFAS 142 on all of our material acquisitions. The purpose of their analysis is to estimate fair value and useful lives of the intangible assets acquired in each transaction. Deloitte uses a variety of factors to determine the useful life and fair value including but not limited to the following:

•	Perform a detailed analysis of appropriate lives.

•	Develop an understanding of the intangible asset

•	Perform site visits.

•	Interview key management.

•	Understand the assets description and use of the assets.

•	Understand how the renewals of the assets take place.

•	Understand credentialing of the related assets.

•	Understand what legal rights via contracts or other legal documents the facility has over the assets.

•	An analysis of historical experience with lost relationships.

•	Detailed analysis on turnover rates in the related asset.

•	Understand what makes up relationship attrition.

•	Perform economic and industry overviews.

•	Understand the service mix of the acquired facility.

After considering all of these factors, we determined that the hospital contracts will have a useful life of approximately 25 years.

Note 14 – Long-Term Debt, page F-17

7.	Please reconcile the $354,000 current portion of the long-term debt at December 31, 2005, with the $3.5 million of other indebtedness due in less than one year as shown in the tables on page F-18.

RESPONSE:

We propose revising our disclosure in the manner set forth below to better represent the balances.

PROPOSED DISCLOSURE:

The following is a summary of the Company’s contractual cash obligations excluding interest and payments on the contingent notes, as of December 31, 2005 (in millions):

	Payments Due By Period
Contractual Obligations	Less than 1 year	1-2 years	3-5 years	After 5 years	Total
Term loan under the senior credit facility	$—	$—	$99.0	$—	$99.0
Revolver loan	—	—	30.0	—	30.0
Other indebtedness	0.4	0.1	—	—	0.5
Operating leases	7.8	7.0	15.8	18.4	49.0
Senior subordinated notes	—	—	—	350.0	350.0

Total contractual cash obligations	$8.2	$7.1	$144.8	$368.4	$528.5

On January 31, 2006, in connection with the merger of Specialty Laboratories, Inc., the Company refinanced its current senior secured credit facility. The following is a summary of the contractual cash obligations, excluding interest and payments on the contingent notes, as of January 31, 2006 after giving effect to the Specialty Laboratories, Inc. acquisition (in millions):

	Payments Due By Period
Contractual Obligations	Less than 1 year	1-2 years	3-5 years	After 5 years	Total
Term loan under the senior credit facility	$—	$—	$—	$203.5	$203.5
Revolver loan	—	—	52.0	—	52.0
Other indebtedness	0.4	0.1	—	—	0.5
Operating leases	7.8	7.0	15.8	18.4	49.0
Senior subordinated notes	—	—	—	350.0	350.0

Total contractual cash obligations	$8.2	$7.1	$67.8	$571.9	$655.0

8.	Please explain how amortization of the premium on the senior subordinated notes is reflected in the financial statements. We note there is no non-cash interest expense disclosed in the statements of cash flows on page F-6. The fourth sentence regarding the senior subordinated notes on page F-19 implies the premium is not being amortized to interest expense, since the net premium is included with other liabilities.

RESPONSE:

The amortization of the premium on the senior subordinated notes is reflected in other liabilities in the consolidated balance sheet. The amortization of the premium is included in interest expense in the consolidated statements of income. On the consolidated statement of cash flows the premium is summed in the amortization line in the statement of cash flows under operating cash flows.

Item 9A, Controls and Procedures, page 41

9.	You state the chief executive and financial officers have concluded the company’s disclosure controls and procedures are effective, “except for the internal control deficiency described above.” Given the exception noted, it remains unclear whether your officers have concluded your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached on the effectiveness of your disclosure controls and procedures, as required by Item 307 of Regulation S-K. If you conclude your disclosure controls and procedures are effective, please explain how the disclosure controls and procedures were determined to be effective in consideration of the identified matters.

RESPONSE:

We propose revising our disclosure to state, in clear and unqualified language, that the Company’s disclosure controls and procedures were not effective due to the internal control deficiency described in Item 9A.

PROPOSED DISCLOSURE:

Senior management of the Company, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of the evaluation date, our disclosure controls and procedures were not effective due to the internal control deficiency described above.

10.	Discuss in greater detail the nature of the material weakness identified in your disclosure. Disclose when the materials weakness was identified and when it began. Also, clearly disclose whether the company believes the material weakness existed at the end of the period covered by the report.

RESPONSE:

We propose adding further detail regarding the nature of any material weakness as well as an indication of when the deficiency was identified and whether the Company believes that it existed at the end of the period covered by the report.

PROPOSED DISCLOSURE:

During the course of their audit of our consolidated financial statements for the calendar year ended December 31, 2005, our independent registered public accounting firm, Ernst & Young LLP, advised management and the Audit Committee of our Board of Directors that they had identified one deficiency in internal controls that they considered to be a “material weakness” as defined under standards established by the American Institute of Certified Public Accountants. The material weakness relates to the adequacy of general controls relating to an information technology system. The material weakness relates to program changes or data file access controls that are not adequate to provide reasonable assurance that (1) development of and changes to programs are authorized, tested, and approved prior to being placed into production, and (2) access to data files is appropriately restricted to authorized users and programs. The material weakness was identified during the audit of our consolidated financial statements for the calendar year ended December 31, 2004, and we believe the deficiency was present as of the end of the period covered by this report.

Prior to the identification of the deficiency, we had already undertaken, or were in the process of undertaking, a number of steps to improve the Company’s control environment, including:

•	Significant investments in new systems for the Company, including the recent purchase of an Oracle financial reporting system to replace the Company’s current system.

•	Retention of outside consulting firms to assist in the Company’s Section 404 initiative, including the engagement of a firm to provide guidance specific to IT concerns.

•	Development of an internal laboratory information system and billing information system that will interface with the Oracle financial reporting system.

Form 8-K/A1 filed April 12, 2006

Exhibit 99.1

Note 13, Commitments and Contingencies, page 24

11.	The disclosures specified in paragraph 10 and 11 of SFAS 5 regarding the company’s contingent liability involving Dragon and SLA should be provided on a gross basis prior to consideration of any insurance coverage. If it appears reasonably possible that the outcome of this uncertainty may result in a liability which would be material to an investor, paragraph 10 of SFAS 5 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. Any disclosures regarding insurance issues should be provided separately.

RESPONSE:

At the time the Company made the 8-K/A filing, it was not reasonably possible that the outcome of the SLA uncertainty would result in a liability which would be material to investors therefore a range could not be estimated. We will ensure that a clear statement indicating that a range cannot be estimated is incorporated in future filings and have provided proposed language below.

PROPOSED DISCLOSURE:

Specialty Laboratories Asia Pte. Ltd., a Singapore corporation, (SLA), is 60% owned by our wholly owned subsidiary, Specialty Laboratories International Ltd., a British Virgin Islands corporation (SLIL). SLA was headquartered in Singapore but, in early 1999, SLA ceased all operations and is currently insolvent. A former employee of SLA has obtained a judgment for $350,000 against SLA and a default judgment of approximately $1.95 million in a wrongful termination action against SLA filed by him in Singapore. The former employee has filed an action against SLA in San Diego Superior Court to attempt to collect on the Singapore judgment and has obtained a default judgment of approximately $2.5 million against SLA in California. The former employee has continued to serve various discovery requests upon us and certain of our directors and officers. No action has been brought against Specialty Laboratories, Inc. and we cannot provide an estimate or range of any loss or potential loss in connection with this matter, and we believe that any claim against us or our directors and officers in connection with these judgments, if made, would be without merit.

Exhibit 99.2

Pro Forma Adjustments, page 7

12.	Please explain the basis for pro forma adjustments (g) and (k). It appears that direct acquisition costs and merger costs should be included in the purchase price of Specialty, or if related to issuing securities, should be recognized as a reduction of the otherwise determinable fair value of the securities. See paragraph 24 of SFAS 141.

RESPONSE:

In relation to (g), these expenses were indeed included as transaction costs in our filed first and second quarter 2006 Form 10-Q and in turn increased our purchase price affecting the amount we booked as goodwill. We will make the following change within the face of the pro forma balance sheet in relation to the 8-K/A:

PROPOSED DISCLOSURE:

Property and equipment, net	49,196	32,187	—		81,383
Goodwill	608,160	5,655	181,990	(f)	795,805
Identifiable intangible assets	165,878	—	53,390	(f)	219,268
Other non-current assets, net	27,066	5,410	669	(e)	32,612
			(533	)(g)

Total assets	$984,149	$120,563	$188,376		$1,293,088

In relation to (k), these costs were non-recurring merger costs of $2.7 million expensed in the 2005 fiscal year by Specialty Laboratories, Inc. and not Ameripath; therefore they were already included in Specialty Laboratories, Inc. statement of operations as of December 31, 2005. This amount was incorporated in our purchase accounting for this transaction as the net book value of the transaction had these direct acquisition costs already expensed and not included in any balance sheet accounts therefore reducing our net book value and affecting our goodwill allocation.

13.	Please explain the basis for pro forma adjustment (1) since it does not appear that compensation costs during the prior year should be eliminated unless directly attributable to the acquisition transaction and expected to have a continuing impact. See section 210.11-02(b) (6) of Regulation S-X.

RESPONSE:

We presented a pro forma adjustment to remove Specialty Laboratories, Inc. related stock based compensation charges expensed in the 2005 fiscal year to better present to the reader what pro forma financial results would look like going forward. Ameripath Inc. is a private company and did not have stock based compensation charges in its 2005 fiscal year. Although not directly attributable to the transaction, we thought this presentation would benefit investors as we were taking Specialty Laboratories, Inc. private and the stock based compensation costs would be decreased going forward.

Forms 10-Q for the periods ending March 31 and June 30, 2006

14.	Please revise to address applicable comments on the Forms 10-K and 8-K, including the comment on Note 13 of the annual financial statements and the comments on disclosure controls and procedures.

RESPONSE:

As noted above, Ameripath is requesting that the proposed disclosure set forth herein to address the Commission’s comments be set forth in our future filings, rather than amend our prior filings.

15.	Please expand Note 12 to the interim financial statements to provide the disclosures required by paragraphs A240 – A242 of SFAS 123R, including the information required by paragraphs A240 (c) (1) and A240 (d).

RESPONSE:

We propose revising our disclosure in the manner set forth below.

PROPOSED DISCLOSURE:

The Company’s Parent has adopted a 2006 Stock Option and Restricted Stock Purchase Plan, which is referred to as the stock option plan. The total number of shares of common stock for which options or awards may be granted under the stock option plan are 11,697,146 shares of the Parent’s common stock. Shares of common stock related to expired or terminated options may again be subject to an option or award under the stock option plan, subject to any limitation required by the United States Internal Revenue Code of 1986, as amended, or the Code. The stock option plan provides for the grants of incentive stock options, within the meaning of Section 422 of the Code, to selected employees and other persons providing services for us and for grants of non-qualified stock options and awards. The purpose of the stock option plan is to attract and retain the best available personnel, provide additional incentives to our employees and consultants and promote the success of our business.

Options granted under the stock option plan generally vest ratably over a five-year period and expire ten years from the date of grant. Such options generally have an exercise price equal to the fair market value of the underlying common stock at the grant date. As of June 30, 2006, 11,656,208 options are outstanding under the stock option plan and approximately 40,938 shares are available for future issuance.

Prior to December 31, 2005, the Company accounted for its employee stock option plan using the intrinsic method under APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations. The Company applied the provision of APB No. 25 in accounting for its employee stock option plan, and because the exercise price of its options was equal to or greater than the market value of its options at the date of grant, no compensation cost has been recognized for the option plan in the consolidated statements of income for the sic months ended June 30, 2005.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the prospective transition method. Under that method, compensation cost recognized for the six months ended June 30, 2006 includes all share-based payments granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Compensation cost related to stock awards granted is being recognized on a straight-line basis over the requisite service period. Results for the periods prior to January 1, 2006 have not been restated.

The Company calculates the fair value of employee stock options using a Black-Scholes-Merton option pricing model at the time the stock options are granted and that amount is amortized over the vesting period of the options, which is generally up to five years. The fair value for employee stock options for the six months ended June 30, 2006 was calculated based on the following assumptions: an average risk-free interest rate for the period of 4.6%; dividend yield of 0%; weighted-average volatility factor of 36.0%; and a weighted average expected life of the options of 6.5 years. The expected term was determined using the “shortcut method” described in Staff Accounting Bulletin Topic 14.D.2, which is based on a calculation to arrive at the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate was based on the applied yield currently available on U.S treasury zero-coupon issues with a remaining term equivalent to the stock option award’s expected term. The expected weighted-average volatility factor is based on the historical stock prices of two competitors of the Company whose shares are publicly traded over the most recent period, commensurate with the expected term of the stock option award.

In accordance wit the adoption of SFAS No. 123(R), the Company recorded compensation cost of approximately $449,000 and recognized a tax benefit for share-based compensation arrangements of $174,000 for the three months ended June 30, 2006. During the six months ended June 30, 2006, the Company recorded $592,000 in compensation cost and recognized a tax benefit for share-based compensation arrangements of $229,000.

As required by SFAS No. 123(R), the Company now estimates forfeitures of employee stock options and recognizes compensation cost only for those awards expected to vest. Forfeiture rates are determined for two groups of employees – executives and management based on historical experience. Estimated forfeitures are now adjusted to actual forfeiture experience as needed.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock option plan for the six months ended June 30, 2005:

For Six Months Ended June 30, 2005
Net income reported	$6,819
Deduct: Total stock-based employee compensation expense determined under SFAS No. 123 for all awards, net of related tax effect	(453)

Pro forma net income	$6,366

For purposes of this pro forma disclosure, the fair value of these options was estimated at the time of grant using a Black-Scholes-Merton option pricing model based on the following assumptions for the six months ended June 30, 2005: an average risk-free rate for the period of 4.1%; dividend yield of 0%; weighted-average volatility factor of 0%; and a weighted average expected life of the options of 8 years. The Company estimated the expected term and expected volatility of the stock options based upon historical data. The weighted-average fair value of options granted during the six months ended June 30, 2005, was $1.65. Forfeitures were recognized as they occurred.

The following table summarizes information related to the Company’s stock option activity for the six months ended June 30, 2006:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Yrs)
Outstanding at December 31, 2005	8,241,202	$6.00
Granted	3,677,271	6.00
Exercised	—	—
Terminated/lapsed	(262,265)	6.00

Outstanding at June 30, 2006	11,656,208	$6.00

Vested or expected to vest as of June 30, 2006	11,005,798	$6.00	8.2
Exercisable at June 30, 2006	3,631,072	$6.00	7.3

The weighted-average fair value of stock options granted during the three and six months ended June 30, 2006 was $2.71. There were no stock option exercises during the first half of 2005 and 2006.

As of June 30, 2006, there was $8.6 million of total unrecognized compensation cost related to non-vested options, which is expected to be recognized, on a straight-line basis, over a weighted average period of 4.62 years.

Closing Comments

16.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may no assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:

The Company acknowledges the items set forth in your comments.

Should you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at (561) 712-6200.

Sincerely,

Donald E. Steen
Chairman and Chief Executive Officer